UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-39299

CUSIP NUMBER
NOTIFICATION OF LATE FILING	01626W101

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Alight, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

4 Overlook Point

Address of Principal Executive Office (Street and Number)

Lincolnshire, IL 60069

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Alight, Inc. (the “Company”) is unable to timely file with the Securities and Exchange Commission (the “SEC”) its Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”). The Company requires additional time to finalize the Company’s financial statements due to a combination of factors relating to the completion of the Company’s business combination in July 2021 (the “Business Combination”), including the complexity and timing of combining with a special purpose acquisition company and the extensive and complex accounting and disclosure requirements related to the transaction. As a result, the Company is unable to file the 2021 Form 10-K by the prescribed due date without unreasonable effort or expense. While there can be no assurance, the Company anticipates that the 2021 Form 10-K will be filed as soon as practicable and in any event on or prior to the fifteenth calendar day following the prescribed due date.

The Company does not expect any changes to the financial results previously reported in its earnings press release, furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 23, 2022.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Katie J. Rooney	(224)	737-7000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the year ended December 31, 2021 will be significantly different from its results of operations from the corresponding period in the prior fiscal year due primarily to the Business Combination. Until the audit of the Company’s financial statements for the year ended December 31, 2021 is complete, please refer to the Company’s earnings release furnished on Form 8-K filed with the SEC on February 23, 2022 for more information.

Disclosure Regarding Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “anticipates,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the 2021 Form 10-K and the results of the ongoing review. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its 2021 Form 10-K within the fifteen-day extension permitted by the rules of the SEC, and the possibility that the ongoing review may identify errors or control deficiencies in the Company's accounting practices. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Alight, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2022	By:	/s/ Katie J. Rooney
	Name: Title:	Katie J. Rooney Chief Financial Officer